Rider - Supplemental Exchange

In this Rider, “We”, “Us”, or “Our” means The Penn Insurance and Annuity Company; “You” and “Your” means the Owner of the Policy; and “Insured” means the person whose life is covered under the Policy.

We agree, subject to the provisions of this rider, to provide the Exchange Privilege described below.

This rider is a part of the policy to which it is attached. It is subject to all of the provisions of the policy unless stated otherwise in this rider.

Exchange Privilege - Within one year following the termination of the business relationship which existed between you and the Insured at the time that this policy was issued, this policy may be exchanged for a new policy on the life of a new insured subject to the following conditions:

(a)	At the time of the exchange the new Insured must have the same business relationship to you as did the Insured in this policy.
(b)	The new Insured must submit evidence of insurability satisfactory to us.
(c)	This policy must be in force and not be in a grace period at the time of the exchange. (d) You must make a written application for the exchange.
(e)	You must make any premium payment which would be necessary to keep the new policy in force for two months.
(f)	You must surrender all rights in this policy in exchange for the new policy.

There are no cash values or loan values associated with this rider.

New Policy - The new policy will be on the same plan as this policy. The policy form will be that which we would have used if the new policy had been issued on the new Insured on the Policy Date, based on the new Insured’s attained age and risk class on the Policy Date.

The Policy Date of the new policy will be the same as the Policy Date of this policy. The Date of Issue of the new policy will be the date of the exchange.

The Specified Amount of the new policy will be as stated in the application for the exchange subject to the following conditions:

(a)	The Specified Amount must comply with our rules as to minimum amount.
(b)

The Specified Amount must be such that the new policy will satisfy the requirements of Section 7702 of the Internal Revenue Code of 1986, as amended, or as set forth in any applicable successor provision.

The Policy Value of the new policy on the date of the exchange will be equal to the Policy Value of this policy on such date.

The surrender charges applicable to the new policy will be the same as the original policy assuming that policy had been issued on the new insured.

The new policy will be subject to our rules as to age at issue which were in effect on the Policy Date. The new policy will have a new Maturity Date.

The new policy will be subject to any assignment of this policy and will be subject to any Policy Debt on this policy.

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Supplemental agreements and riders may be included in the new policy only with our consent and subject to our rules.

Reinstatement - This Rider may be reinstated within five years after lapse under the same terms as described in the Policy. A reinstatement is subject to:

(a)	the submission of evidence of insurability satisfactory to us;
(b)	the payment or reinstatement of any Policy Debt which existed at the end of the grace period; and
(c)	the payment of a premium sufficient to cover the lesser of:
(i)	the amount necessary to meet the No-Lapse Guarantee Requirement at the date of reinstatement and for two policy months following the reinstatement date, or
(ii)	an amount to make the Net Cash Surrender Value positive plus the monthly deductions for the two policy months following the reinstatement date.

Suicide Exclusion—If the Insured dies by suicide, while sane or insane, within two years from the date of exchange, the Death Benefit will be limited to any premiums paid for the new policy plus the Policy Value of the existing policy on the exchange date, less any Policy Debt and partial withdrawals. A period of fewer than two years may apply as required by law in in the state where the policy is delivered or issued for delivery.

Date of Exchange - The date of the exchange will be the first Monthly Anniversary of this policy following our approval of the application for the exchange. The new policy will be in force beginning on the date of the exchange. This policy will terminate on the day prior to the date of the exchange.

Incontestability – The new policy will be incontestable after it has been in force during the life of the new insured for two years from the date of exchange, except for fraud in the procurement of the new policy, when permitted by applicable law.

The minimum amount that will be paid for a contested claim will be limited to any premiums paid for the new policy plus the Policy Value of the existing policy on the exchange date, less any Policy Debt and partial withdrawals.

Termination - This rider will terminate upon:

(a)	lapse of this policy;
(b)	the date of death of the Insured;
(c)	full surrender of this policy; or
(d)	the Maturity Date of this policy.
(e)	the date of exchange; or
(f)	the Monthly Anniversary that coincides with or next follows the receipt at the Home Office of your written request to terminate this rider.

Effective Date - The effective date of this rider is the same as the Policy Date of the Policy to which it is attached unless another effective date is shown below.

The Penn Insurance and Annuity Company

Thomas H. Harris
President

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